EXHIBIT 99.1

TSX: EQX NYSE-A: EQX

Annual General Meeting of Shareholders

May 3, 2022

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the annual general meeting ("Meeting") of the shareholders of Equinox Gold Corp. ("Company") held on May 3, 2023.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Board Size

On a vote by ballot, the shareholders approved setting the number of directors of the Company at eight.

Votes For	% For	Votes Withheld	% Withheld
158,787,096	99.77%	370,490	0.23%

Item 2: Election of Directors

On a vote by ballot, the following nominees were elected as directors to serve until the next annual meeting of shareholders of the Company or until his or her successor is duly elected or appointed.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Mr. Ross Beaty - Chairman	156,979,052	98.63%	2,178,534	1.37%
Mr. Lenard Boggio - Lead Director	153,273,169	96.30%	5,884,416	3.70%
Ms. Maryse Bélanger	148,266,226	93.16%	10,891,359	6.84%
Mr. Francoise Bellemare	158,685,704	99.70%	471,881	0.30%
Mr. Gordon Campbell	149,943,064	94.21%	9,214,521	5.79%
Dr. Sally Eyre	112,624,612	70.76%	46,532,973	29.24%
Mr. Marshall Koval	141,968,003	89.20%	17,189,582	10.80%
Mr. Greg Smith	150,952,894	94.84%	8,204,691	5.16%

Item 3: Appointment of Independent Auditor

On a vote by ballot, the shareholders re-appointed KPMG LLP as auditor of the Company for the ensuing year and authorised the Board to fix the auditor's pay.

Votes For	% For	Votes Withheld	% Withheld
181,355,515	99.67%	609,042	0.33%

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Item 4: Advisory Resolution on Executive Compensation

On a vote by ballot, the shareholders approved a non-binding advisory resolution approving the Company's approach to executive compensation.

Votes For	% For	Votes Against	% Against
156,130,098	98.10%	3,027,488	1.90%

Yours truly,

Equinox Gold Corp.

/s/ Susan Toews

General Counsel